UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto as Exhibit 99.1 hereto and incorporated herein by reference are portions of a shelf prospectus published in Israel and filed by the Registrant on September 5, 2010 with the Israel Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus is valid for a period of two years and will allow the Registrant, from time to time, to offer and sell debt, equity, warrants and options to purchase the aforementioned in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which the Registrant will describe the terms of the securities offered and the specific details of the offering. The Registrant it is considering a public offering in Israel of debentures pursuant to the shelf prospectus.

At this stage, no decision has been made as to the execution of any such offering (other than the possible debenture offering referenced above, which will be made, if made, in Israel to residents of Israel only; will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States), nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

The shelf prospectus includes certain updated information regarding the Registrant. The shelf prospectus, as attached hereto, excludes the Hebrew language portions including information regarding the offering and securities that may be offered.

Securities, if offered, under the shelf prospectus, will not be registered under the US Securities Act of 1933 (the “Securities Act”) and will not be offered or sold in the United States or to US persons (as such term is defined in Regulation S under the Securities Act) absent registration under or applicable exemption from the registration requirements of the Securities Act.

This Form 6-K is being incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TOWER SEMICONDUCTOR LTD.

Date: September 5, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary